Ivanhoe Energy Inc. 5060 California Avenue, Suite 410 Bakersfield, CA 93309 Tel: 661-869-8339 Fax: 619-869-2820

October 2. 2006

Mr. Barry C. J. Ehrl, President and CEO

Derek Oil and Gas Corporation

1111 West Hastings Street, Suite 1201

Vancouver, BC V6E 2J3 Canada

Dear Barry:

Ivanhoe Energy has received your letter of September 12 and the Authorization for Expenditure to expand the Lower Newcastle steamflood with a vertical program. Since we have not planned for a vertical program, evaluation of your plan took a bit longer than expected. Although we recognize the potential of your proposal, we see many risks associated with it. In your letter you suggest removing Ivanhoe from the project in a "mutually beneficial manner". With this in mind, we propose selling our interest in LAK Ranch to Derek for $800,000.

The proposed sale of our interest is contingent on the execution of a definitive agreement (“Purchase Agreement”) between Ivanhoe Energy and Derek Resources. The Purchase Agreement shall supersede this letter, and will contain provisions customarily included in agreements between sophisticated parties in similar transactions.

If Derek as Buyer agrees to enter into negotiations with Ivanhoe Energy as Seller concerning the transaction contemplated in this letter, please execute below in the space provided and return to Seller one copy of this letter on or before October 13, 2006.

Notwithstanding anything contained herein to the contrary, either park may terminate the negotiations pertaining to the transaction proposed in this letter, with or without cause prior to the execution of the Purchase Agreement. In such event, the parties hereto shall have no further obligation hereunder.

This sale is subject to the approval of Seller's Board of Directors.

Very truly yours,

/s/ Joe Gasca

President

Approved this 20th day of October, 2006

Derek Resources, Inc.

/s/

B. Ehrl

Title: President and CEO,

Derek Oil and Gas Corporation